Boston Brussels Chicago Düsseldorf London Los Angeles Miami Milan Munich New York Orange County Rome San Diego Silicon Valley Washington, D.C.	Mark S. Selinger Attorney at Law mselinger@mwe.com 212.547.5438

January 17, 2006

VIA EDGAR AND OVERNIGHT COURIER

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Nicholas P. Panos, Esq., Special Counsel, Office of Mergers and Acquisitions

Re:	Arel Communications and Software Ltd. (the "Company")
Schedule 13E-3 filed December 27, 2005 by the Company, CYMI Financing,
LLC, CYMI Private Equity II, LLC and Cetus Corp. (collectively, the "Filing Persons")
Commission File Number 5-58563

Ladies and Gentlemen:

        On behalf of the Filing Persons, transmitted herewith for filing with the United States Securities and Exchange Commission (the “Commission”) via EDGAR is the Filing Persons’ Amendment No. 1 to the Transaction Statement on Schedule 13E-3 (“Amendment No. 1”) and a revised preliminary proxy statement which is attached thereto as Exhibit (a)(5) (the “Revised Proxy Statement”).

        In addition, set forth below are the Filing Persons’ responses to the comments contained in the comment letter of the staff of the Commission (the “Staff”), dated January 12, 2006, with respect to the Transaction Statement on Schedule 13E-3 and preliminary proxy statement initially filed on December 27, 2005 by the Filing Persons. To facilitate the Staff’s review, the Filing Persons’ responses are set forth in ordinary type immediately beneath the corresponding Staff comments, which appear in bold type. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Revised Proxy Statement.

        For your convenience, courtesy copies of this letter and clean and marked versions of Amendment No. 1 and the Revised Proxy Statement have been sent to Mr. Nicholas Panos of the Staff via overnight courier. The marked copies of Amendment No. 1 and the Revised Proxy Statement show all the changes from the versions initially filed with the Commission on December 27, 2005.

        As requested by the Staff, a statement from the Filing Persons containing certain acknowledgments is included as Appendix A to this letter.

United States Securities and Exchange Commission
January 17, 2006

Schedule 13E-3

General

1.	The Schedule 13E-3 does not include information regarding the anticipated dissemination of the disclosure document to security holders. As the proposed transactions involve purchases by an affiliate group, the affiliated group must comply with Rule 13e-3(f). The information required by Rule 13e-3(e) and Schedule 13E-3 must be provided to each person who is a record holder of a class of equity securities subject to the Rule 13e-3 transaction as of a date not less than 20 days prior to the date of such purchase. Please advise us, with a view toward disclosure, how the affiliated group intends to comply with the dissemination requirements with respect to any purchases.

As disclosed in the first paragraph on page 1 and the second paragraph on page 3 of the Revised Proxy Statement, the Company intends to mail the Revised Proxy Statement to all holders of record of the Company’s ordinary shares (other than the Continuing Shareholders) as of the Meeting Record Date. Pursuant to Rule 13e-3(f) of the Securities and Exchange Act of 1934, as amended, the Meeting Record Date will be not more than 20 days prior to the date of dissemination of the Revised Proxy Statement. Under applicable Israeli law, the Revised Proxy Statement and the accompanying notice of the Meeting must be delivered to the Non-Continuing Shareholders at least 22 days prior to the Meeting. In response to the Staff’s comment, the disclosure regarding the mailing of the Revised Proxy Statement to the Non-Continuing Shareholders has also been added to Amendment No. 1 under the caption “Introduction.”

2.	It appears the Schedule 13E-3 contains substantive information that should be delivered to security holders. For example, the information provided in response to Item 2 and Item 3 may be material to security holders’ evaluation of the transaction consideration. Advise us whether Arel intends to deliver the Schedule 13E-3 with the proxy statement that has been attached as Exhibit (a)(5), or confirm that the disclosure document disseminated to security holders will contain all material information provided in response to the item disclosure requirements in Schedule 13E-3.

The Company confirms that the Revised Proxy Statement to be disseminated to security holders will contain all material information provided in response to the item disclosure requirements in Schedule 13E-3.

3.	Revise to include a prominent legend on the outside cover page of the principal disclosure document that indicates neither the Securities and Exchange Commission nor any state securities commission has: approved or disapproved of the transaction; passed upon the merits or fairness of the transaction; or passed upon the adequacy or accuracy of the disclosures in the document. The legend also must make clear that any representation to the contrary is a criminal offense. See Rule 13e-3(e)(iii). At present, this legend appears on page three of the proxy statement.

The requested legend has also been added on page 1 of the Notice of the Extraordinary Meeting of Certain Shareholders of the Company, in response to the Staff’s comment.

United States Securities and Exchange Commission
January 17, 2006

4.	Please revise the forepart of the principal disclosure document to prominently disclose what the going private consideration represents. For example, it is not clear whether the going private consideration is an amount equivalent to the value of the company as a whole, or an amount equivalent to an arbitrary, calculated or negotiated distribution disproportionate to the market or future projected value of the company.

The requested disclosure has been added on page 6 of the Revised Proxy Statement in response to the Staff’s comment.

5.	Explain to us why Mr. Clayton L. Mathile and Ms. Mary A. Mathile have not been identified as filing persons on Schedule 13E-3.

In the context of a tender offer, the Commission has stated that “if a named bidder is an established entity with substantive operations and assets apart from those related to the offer, the staff ordinarily will not go further up the chain of ownership to analyze whether the entity’s control persons are bidders.” See Section II.D.2. of the Commission’s Current Issues and Rulemaking Projects Outline. The Filing Persons believe that this analysis should also apply to the going-private transaction involving the Company. CYMI Private Equity II, LLC was formed separate and apart from the going-private transaction involving the Company and owns assets other than the shares of the Company, including holdings in a bank, a privately held company and a private equity fund. CYMI Private Equity II, LLC holds assets currently worth approximately $35M (including its holdings in the Company). Neither Clayton L. Mathile nor Mary A. Mathile played a significant role in structuring the going-private transaction relating to the Company. Accordingly, the Filing Persons respectfully submit to the Staff that neither Clayton L. Mathile nor Mary A. Mathile should be identified as filing persons to the Schedule 13E-3.

Introduction

6.	The proxy statement has been filed as an exhibit to Schedule 13E-3. Please remove the implication that Arel has provided the proxy statement to the staff on a supplemental basis by deleting the word “furnished.” Revise to specifically indicate the proxy statement has been filed as exhibit (a)(5).

The requested change has been made under the Caption “Introduction” in Amendment No. 1 in response to the Staff’s comment.

United States Securities and Exchange Commission
January 17, 2006

Effects of the Arrangements on our Shareholders

7.	Advise us, with a view towards revised disclosure, how the affiliated filing parties fully complied with Item 1013(d) of Regulation M-A. See Item 1013, Instruction 3. The disclosure must, for example, also express the affiliates’ increased interest in net book value and net earnings in dollar amounts.

The Filing Persons respectfully direct the Staff’s attention to the disclosure contained in pages 20-22 of the Revised Proxy Statement, which describes the effects of the arrangement on the Company, its affiliates and unaffiliated security holders. The Filing Persons note that the second full paragraph on page 22 of the Revised Proxy Statement includes disclosure of the affiliates’ increased interest in net book value and net earnings of the Company in terms of both dollar amounts and percentages as required pursuant to Instruction 3 to Item 1013 of Regulation M-A.

8.	In response to Item 1013(d) of Regulation M-A, disclose all of the benefits and detriments of the transaction to the issuer and affiliates of the issuer. Discuss, if true, the fact that the issuer and affiliates of the issuer will be the beneficiaries of the projected net savings for terminating registration under the Exchange Act. In addition, disclose whether the affiliates will be beneficiaries of any operating loss carryforwards that the issuer may enlist to shelter future income. Quantify your response to the extent possible given the operating losses that were recorded in 2002 and 2004. See Instruction 2 to Item 1013 of Regulation M-A.

The Filing Persons respectfully direct the Staff’s attention to the disclosure contained on page 21 of the Revised Proxy Statement, which describes the projected net savings to the Company for terminating registration under the Exchange Act. Similar disclosure has been added on page 22 of the Revised Proxy Statement regarding the projected net savings to the Continuing Shareholders for terminating registration under the Exchange Act. The requested disclosure relating to beneficiaries of any operating loss carryforwards has been added on page 22 of the Revised Proxy Statement in response to the Staff’s comment.

Fairness of the Arrangement to the Non-Continuing Shareholders

9.	All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination and should be discussed in considerable detail in the Schedule 13E-3. To the extent that the filing parties did not consider net book value, going concern value and liquidation value, or deemed such measure irrelevant in the context of this particular transaction, provide a detailed explanation of their reasons for so doing. While references have been made to a going concern value, such references do not meet the standards set forth to satisfy the disclosure requirements of this item. See Item 1014(b) of Regulation M-A and Question and Answer No. 20 in Exchange Act Release 17719 (April 13, 1981).

The requested disclosure has been added on page 25 of the Revised Proxy Statement in response to the Staff’s comment.

United States Securities and Exchange Commission
January 17, 2006

10.	Revise the separate and explicit discussion addressing the procedural fairness determination so that the absence of any of the procedural safeguards set out in Item 1014(c) or (e) of Regulation M-A are addressed. Revise to itemize the other procedural protections that the disclosure states exist and therefore support the conclusion that the procedural fairness determination is accurate. Please follow the guidance provided in Q & A No. 21 in Exchange Act Release 17719 (April, 1981). The discussion on page 32 regarding “personal interests” under the section titled “Required Vote;...” is not responsive to whether or not the procedural protection outlined in Item 1014(c) exists.

The Company respectfully directs the Staff’s attention to the second and third bullet points on page 23 of the Revised Proxy Statement which address the procedural safeguards referred to in Items 1014(e) and (c), respectively. As disclosed in the third bullet point on page 23 of the Revised Proxy Statement, under Israeli law, the arrangement must be approved by a majority of the Non-Continuing Shareholders voting at the Meeting (whether in person or by proxy) who hold at least seventy-five percent (75%) of the voting power present at the Meeting. The Company notes that the requirement that the arrangement also be approved of by at least one-third of all of the votes cast by the Record Holders who are represented in person or by proxy at the Meeting and do not have a “personal interest” (as defined under applicable Israeli law) in the arrangement is an additional safeguard mandated by Israeli law. The Company also respectfully directs the Staff’s attention to the fourth and fifth bullet points on page 23 of the Revised Proxy Statement which address a further element of procedural fairness, namely, the requirement under Israeli law that the Arrangement be approved by an Israeli District Court.

Credentials of GSE and Relationship of GSE with our Affiliates

11.	Quantify the amount of the fee earned by GSE for their engagement with CYMI in March 2005. The reference to “customary fees” is not responsive to Item 1015(b)(4) of Regulation M-A.

The requested disclosure has been added on page 33 of the Revised Proxy Statement in response to the Staff’s comment.

United States Securities and Exchange Commission
January 17, 2006

Tender Offer by our Largest Shareholder

12.	We note the shares acquired in the tender offer were transferred to CYMI. Please provide us with your analysis for why this tender offer was not the first step in a going private transaction under Rule 13e-3 that required the contemporaneous filing of a Schedule 13E-3 when the tender offer was commenced.

The tender offer was consummated in connection with the purchase by Mr. Clayton L. Mathile of the shares of the Company held by Mr. Izhak Gross, the chairman of the board of directors of the Company at the time of the tender offer. Mr. Mathile conducted the tender offer solely to comply with an Israeli law requirement that a purchase of shares of a public company not be made other than by way of a “special tender offer” (as defined under Israeli law) if, as a result of the purchase, the purchaser’s ownership would increase above 25% of the voting power of the company (when no other person owns at least 25% of the voting rights). Prior to the consummation of the tender offer, Mr. Mathile owned 22.4% of the outstanding ordinary shares of Arel and the purchase of the Company’s shares held by Mr. Gross would have increased his holdings above the 25% threshold. At the time of the consummation of the tender offer, Mr. Mathile had no plan or intention to enter into any transaction or series of transactions that were reasonably likely to result in the Company being delisted from the Nasdaq Capital Market or deregistration of the ordinary shares of the Company under the Securities Exchange Act of 1934, as amended. Mr. Mathile confirmed the foregoing to the Commission in correspondence with the Staff relating to the tender offer. See response to Comment No. 3 in the response letter, dated June 8, 2004, delivered to the Commission by McDermott Will & Emery LLP in response to the Staff comment letter dated June 1, 2004.

Selected Financial Information

13.	In response to Item 13 of the Schedule 13E-3, the disclosure indicates that financial information has been incorporated by reference to satisfy this item requirement. Revise to include the complete summarized financial information required by Item 1010(c) of Regulation M-A. In the event that filing persons incorporate by reference the information required by Item 1010(a) and (b), all of the summarized financial information required by Item 1010(c) must be disclosed in the Schedule 13E-3- See Instruction 1 to Item 13 of Schedule 13E-3. In addition, refer to telephone interpretation H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http:/www.sec.gov for guidance on complying with a similar instruction in the context of a tender offer. Alternatively, please provide your analysis for why all of the information required by Item 1010(c) has been provided.

United States Securities and Exchange Commission
January 17, 2006

The Company respectfully directs the Staff’s attention to the disclosure contained in pages 44-47 of the Revised Proxy Statement which includes: (i) the summarized financial information specified in Rule 1-02(bb)(1) of Regulation S-X; (ii) income per ordinary share from continuing operations; (iii) net income per ordinary share; (iv) ratio of earnings to fixed charges; and (v) book value per ordinary share as of the date of the most recent balance sheet. The Company confirms that such section includes all the information required by Item 1010(c) of Regulation M-A. In addition, Item 13 of Amendment No. 1 has been revised to include a cross-reference to this section of the Revised Proxy Statement.

        Subject to completion of the Staff’s review of Amendment No. 1 and the Revised Proxy Statement, the Company currently plans to schedule its special meeting of shareholders for the arrangement at the end of February 2006. Accordingly, in order to provide sufficient time for the proxy solicitation period under applicable Israeli law, the Company respectfully requests that the Staff expedite its review of Amendment No. 1 and the Revised Proxy Statement.

        We appreciate the Staff’s attention to this matter. Please feel free to call me at 212-547-5438 or Jonathan Rochwarger of this office at 212-547-5558 if you wish to discuss any of the responses set forth above or the Revised Proxy Statement.

Sincerely, Mark S. Selinger

cc:	Jonathan Rochwarger, Esq. Ran Dlugi, Esq. McDermott Will & Emery LLP David H. Schapiro, Adv. Adrian Daniels, Adv. Yigal Arnon & Co.